Rec'd 11/26/02

02054950

VF 2-20-03

) STATES
[SE]CHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Monarch Financial Corporation of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 3rd Fl.
(No. and Street)

New York, (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Deslonde (212)332-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Company, CPA's, L.L.C.
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue (Address) Union (City) New Jersey (State) 07083 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Deslonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Financial Corporation of America, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - CEO

Title

Notary Public

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 3, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONARCH FINANCIAL CORPORATION OF AMERICA

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2002

WITH

INDEPENDENT AUDITORS' REPORT

MONARCH FINANCIAL CORPORATION OF AMERICA

TABLE OF CONTENTS

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the accompanying balance sheet of Monarch Financial Corporation of America as at September 30, 2002, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America as at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company, L.L.C.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 15, 2002
04619MO9.02S

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

MONARCH FINANCIAL CORPORATION OF AMERICA
BALANCE SHEET
AS AT SEPTEMBER 30, 2002

ASSETS

Cash	$ 287,914
Market value of securities owned by firm	4,333,853
Secured demand notes	641,000
Commission receivable	94,293
Accrued interest receivable	21,322
Security deposit	2,400
Equipment, furniture and fixtures less accumulated depreciation of $204,053	45,063
Leasehold improvements less accumlated depreciation of $419	12,143
Other investments	20,100
Other receivable	2,689
Employee loan receivable	86,390
Prepaid expenses	52,297
Prepaid taxes	23,720
TOTAL ASSETS	$5,623,184

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased, at market value		$ 559,181
Due to clearing organization		3,030,724
Interest payable		15,550
Payroll taxes payable		201,128
Accured expenses		674,373
Pension plan payable		124,500
Other payable		15,003
		$4,620,459
Commitments		
Liabilities subordinated to claims of general creditors		641,000
Stockholder's equity:		
Common stock, no par value, 200 shares authorized, 200 issued and 200 outstanding	50,100	
Paid in capital	132,214	
Retained earnings	179,411	
Total stockholder's equity		361,725
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$5,623,184

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenues:		
Trading		$ 7,824,028
Commissions		1,486,050
Interest		270,842
Other		338,601
Total revenues		$ 9,919,521
General and Administrative expenses:		
Payroll	$5,926,378	
Payroll taxes	235,891	
Travel, entertainment and lodging	435,891	
Insurance	68,602	
Office supplies	62,104	
Telephone	131,766	
Professional fees	43,099	
Equipment rental	525,166	
Rent	263,841	
Postage	16,659	
Subscriptions	8,008	
Bank charges	7,697	
Registration	23,964	
Advertising	2,703	
Miscellaneous	1,326	
Commissions	208,677	
Repairs	4,969	
Clearance Charges	1,239,539	
Lease expense	91,974	
Depreciation	23,332	
Exchange fees	58,242	
Membership fees	2,781	
Auto expense	25,785	
Donations	14,322	
Interest	71,849	
Health insurance	192,898	
Pension	135,165	
Gifts	4,455	
Seminars and education	3,014	
Regulatory fees	11,429	
Total general and administrative expenses		$ 9,841,526
Income before income taxes		77,995
Income taxes		
Federal	0	
State and city	57,621	
Total income taxes		57,621
Net income		$ 20,374

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:		
Net income		$ 20,374
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	23,332	
(Increase) decrease in:		
Market value of securities owned by firm	(2,716,760)	
Commissions receivable	(94,293)	
Accrued interest receivable	131	
Prepaid expenses	(45,046)	
Prepaid taxes	(43,202)	
Secured demand notes	(270,000)	
Other receivable	(2,689)	
Increase (decrease) in:		
Securities sold not yet purchased	510,549	
Payroll taxes payable	25,525	
Pension plan payable	48,000	
Accrued expenses	179,171	
Interest payable	7,169	
Other payable	15,003	
Total adjustments		(2,327,766
Net cash (used) by operating activities		(2,307,392)
Cash flows from investing activities:		
Decrease of investments	18,750	
Employee loans advanced	(53,879)	
Purchase of equipment	(32,781)	
Net cash (used) by investing activities		(67,910)
Cash flows from financing activities:		
Money advanced by clearance organization	2,357,493	
Subordinated loans	270,000	
Net cash provided by financing activities		2,627,493
Net increase in cash		252,191
Cash, beginning of year		35,723
Cash, end of year		$ 287,914

Supplemental disclosures of cash flow information	
Cash Paid for:	
Interest	$ 64,680
Income taxes	$ 15,000

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2002

	Common Stock	Paid in Capital	Retained Earnings	Stockholders Equity
Balance, beginning of year	$ 50,100	$132,214	$159,037	$341,351
Net income	-0-	-0-	20,374	20,374
Balance, end of year	$ 50,100	$132,214	$179,411	$361,725

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Balance - beginning of year	$371,000
Increases	270,000
Repayments	-0-
Balance - end of year	$641,000

See accompanying notes and independent auditors' report.

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2002, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended September 30, 2002 were $2,703.

Note 2 - Pension Plan

The company maintains a Simple IRA for full time employees. For 2002 the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $7,000. The employer match recognized during the year ended September 30, 2002 is $135,165.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule.

Note 4 - Commitments

The Company entered into a 120 month noncancellable operating office lease, effective March 2, 1998 at a monthly rental of $13,199.

The future minimum rent payments required under such noncancellable operating lease at September 30, 2002 is as follows:

Year Ending September 30,	Amount
2003	$170,546
2004	179,231
2005	179,231
2006	179,231
2007	179,231
Thereafter	74,680
Total minimum payments required	$962,150

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2002, the Company had net capital of $342,559 which was $242,559 in excess of its minimum dollar net capital requirement of $100,000.

Note 6 - Litigation

The Company was named in a Class Action Suit in 1996. There is no further information available at this time. The Company has made a provision for possible losses of $81,500 in this financial statement

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2002

Schedule 1

Total stockholders' equity		$ 361,725
Liabilities subordinated to claims of general creditors allowable in computation of net capital		641,000
Total capital and allowable subordinated liabilities		1,002,725
Less: Deductions and/or charges: Non-allowable assets		244,802
Net capital before haircuts on security positions		757,923
Less: Haircuts on securities:		
State and municipal government obligations	$288,815	
Stocks	47,797	
Undue concentrations	78,752	
		415,364
Net capital		342,559
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
REMAINDER: Net capital in excess of all requirements		$ 242,559

Aggregate indebtedness	$1,030,554	= 300.83%
Net capital	$ 342,559	

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $6. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT SEPTEMBER 30, 2002

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through Paine Webber Incorporated on a fully disclosed basis.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities is adequate.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT SEPTEMBER 30, 2002

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2002, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $6. The difference was a result of year end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

[redacted]

Certified Public Accountants
M. I. GROSSMAN & COMPANY, L. L. C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the Focus Report Form X-17a-5 of Monarch Financial Corporation of America as of September 30, 2002 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company, L.L.C.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 15, 2002

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA
1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

[redacted]

Certified Public Accountants
M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, NY 10020

In planning and performing our audit of the financial statements of Monarch Financial Corporation of America for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA
1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman + Company, L.L.C.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 15, 2002